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                                                                    Exhibit 10.2

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the use of our report dated May 11, 2001 with respect to the Company's consolidated financial statements for the year ended January 31, 2001 included in this Annual Report (Form 20-F) of Frisco Bay Industries Ltd. for the year ended January 31, 2003.

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Frisco Bay Industries Ltd. Stock Incentive Plan of Frisco Bay Industries Ltd. of our report dated May 11, 2001 with respect to the consolidated financial statements and schedule of Frisco Bay Industries Ltd. for the year ended January 31, 2001 included in this Annual Report (Form 20-F) for the year ended January 31, 2003.


                                                        /s/ Ernst & Young LLP
                                                        ------------------------
                                                        Chartered Accountants

Montreal, Canada
June 23, 2003